

June 12, 2012

Via E-mail
Mr. Jonathan A. Kennedy
Chief Financial Officer
Intersil Corporation
1001 Murphy Ranch Road
Milpitas, California 95035

RE: **Intersil Corporation**
Form 10-K for Fiscal Year Ended December 30, 2011
Filed February 24, 2012
File No. 000-29617

Dear Mr. Kennedy:

We have reviewed your response letter dated June 8, 2012 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2011

Item 8. Financial Statements

Note 9. Goodwill and Purchased Intangibles, page 61

1.   Your response to prior comment 3 indicates that you would record any required impairment loss as a result of your testing during the fourth quarter even though your test is as of a date in the third quarter. It appears that you should record any impairment loss in the quarter which includes your testing date. Please explain how you considered ASC 350-20-35-28.

Note 10. Income Taxes, page 62

2.   To further clarify your response to prior comment 4, please tell us whether you will disclose the *cumulative amount of the temporary difference* (i.e., cumulative undistributed earnings) in future filings in accordance with ASC 740-30-50-2(b). Your response only appears to address the deferred tax liability.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant